Exhibit 21.0

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech, Inc.	Pennsylvania
RPOWorldwide, Inc.	Pennsylvania
Mastech Trademark Systems, Inc.	Delaware
Curastat, Inc.	Arizona
Mastech Healthcare, Inc.	Pennsylvania